UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-23691

GEN-ID LAB SERVICES, INC.
(Exact name of registrant as specified in its charter)

236 Third Avenue-Suite A, Chula Vista, CA 91910

714-580-7469 or 619-688-1199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

Approximate number of holders of record as of the certification or notice date: 169

Pursuant to the requirements of the Securities Exchange Act of 1934 GEN-ID LAB SERVICES, INC., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 25, 2007	By:	/s/ HECTOR A. VERON
Hector A. Veron
President/CEO and Director

By:	/s/ FRANK DESANTIS
FRANK DESANTIS
Vice President, Director

By:	/s/ SONG LIPING
Song Liping
Director, International Advisor

By:	/s/ MAURICE H. MADRID
Maurice H. Madrid
Secretary, Director

By:	/s/ R.B.HARRIS
R.B. Harris
Director Chairman, Accg CFO